SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Avanir Pharmaceuticals, Inc.

(Name of Subject Company)

Avanir Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $17.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 12, 2014.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Email from the Company to its employees entitled Employee Questions & Answers, dated January 5, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avanir Pharmaceuticals, Inc.

By:	/s/ Keith Katkin
Name: Keith Katkin
Title: President and Chief Executive Officer

Dated: January 5, 2015